SECURITIES AND EXCHANGE COMMISSION

                                       WASHINGTON, D. C. 20549

                                            _____________

                                              FORM 11-K
                                            ANNUAL REPORT
                                  Pursuant to Section 15(d) of the
                                   Securities Exchange Act of 1934

                                            _____________


(Mark One)
 ____
/ X /             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
                  For the fiscal year ended December 31, 1993.

                                                 OR


 ____
/   /             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
                  For the transition period from
                  _________to______________


                  Commission file number 33-29582

                         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                   SAVINGS PLAN FOR THE EMPLOYEES
                                    OF TREDEGAR INDUSTRIES, INC.

                         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Tredegar Industries, Inc.
                                1100 Boulders Parkway
                                Richmond, Virginia  23225

                                        REQUIRED INFORMATION

           See Appendix 1.


                                             SIGNATURES

           The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            SAVINGS PLAN FOR THE EMPLOYEES
                                            OF TREDEGAR INDUSTRIES, INC.



                                            By:  /s/ F. P. Woods
                                               F. P. Woods, Chairman
                                               Employee Savings Plan Committee


Dated:            June 23, 1994

                                                                 Appendix 1







                                  SAVINGS PLAN FOR THE EMPLOYEES OF
                                      TREDEGAR INDUSTRIES, INC.

                                            ANNUAL REPORT

                                         FOR THE YEAR ENDED
                                          DECEMBER 31, 1993








                     SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.
                                    INDEX OF FINANCIAL STATEMENTS


                                                             Page

Independent auditors' report                                    2



Financial statements

  Statement of net assets available for benefits at
    December 31, 1993 and 1992                                3-4
  Statement of changes in net assets available for
    benefits for the years ended December 31, 1993,
    1992, and 1991                                            5-7
  Notes to financial statements                              8-16

                                    Independent Auditors' Report



To the Plan Administrator, Savings Plan for the Employees of Tredegar Industries, Inc.


           We have audited the accompanying statement of net assets available for benefits of the Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) as of December 31, 1993 and
1992, and the related statement of changes in net assets available for benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



                                                      PLOTT & WALTON, PC


Richmond, Virginia
June 13, 1994

                                       SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            DECEMBER 31, 1993

                                                             Active                         Inactive
                                                                                      Tredegar       Ethyl     First Colony
                                                           Short-Term   Government   Industries   Corporation  Corporation
                                                           Investment   Obligations  Inc. Common    Common        Common
                                               Total          Fund         Fund      Stock Fund   Stock Fund    Stock Fund
Assets:
  Investments (Note 4):
    Money market funds:
      Nations Prime Portfolio Trust A
         (cost $2,957,885)                   $ 2,957,885   $2,350,148   $  252,064   $   194,544   $  110,724   $   50,405
    Common stocks:
      Ethyl Corporation
         (cost $3,398,831)                     8,215,445            -            -             -    8,215,445            -
      First Colony Corporation
         (cost $1,731,037)                     3,874,280            -            -             -            -    3,874,280
      Tredegar Industries, Inc.
         (cost $12,156,658)                   15,033,780            -            -    15,033,780            -            -
    United States government obligations
         (cost $4,481,344)                     4,443,296            -    4,443,296             -            -            -
        Total investments                     34,524,686    2,350,148    4,695,360    15,228,324    8,326,169    3,924,685

  Receivables:
    Interest and dividends                       213,965        5,997       66,587        60,257       70,688       10,436
    Due from brokers for securities sold          73,994            -            -             -            -       73,994
    Other                                         19,758          240        1,490         3,224            -       14,804
      Total receivables                          307,717        6,237       68,077        63,481       70,688       99,234

  Cash                                             2,523           32           61         2,381           49            -

        Total assets                          34,834,926    2,356,417    4,763,498    15,294,186    8,396,906    4,023,919

Liabilities:
  Withholding taxes payable                        2,523           32           61         2,381           49            -

Net assets available for benefits            $34,832,403   $2,356,385   $4,763,437   $15,291,805   $8,396,857   $4,023,919









                               The accompanying notes are an integral part of these financial statements.

                                       SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            DECEMBER 31, 1992

                                                                         Active                  Inactive
                                                                                    Tredegar       Ethyl
                                                        Short-Term   Government   Industries   Corporation
                                                        Investment   Obligations  Inc. Common    Common
                                              Total         Fund         Fund      Stock Fund   Stock Fund
Assets:
  Investments (Note 4):
    Money market funds:
      Federated Treasury Obligations
        Fund (cost $66,868)                $    66,868   $        -   $   66,868   $         -  $          -
      Nations Prime Portfolio Trust A
        (cost $2,509,360)                    2,509,360    2,412,282            -        97,078             -
    Common stocks:
      Ethyl Corporation (cost
        $5,879,436)                         15,925,977            -            -             -    15,925,977
      Tredegar Industries, Inc.
        (cost $11,091,172)                  14,889,750            -            -    14,889,750             -
    United States government
      obligations (cost $3,799,922)          3,755,949            -    3,755,949             -             -
          Total investments                 37,147,904    2,412,282    3,822,817    14,986,828    15,925,977

  Receivables:
    Interest and dividends                     213,021        6,657       63,376        57,888        85,100
    Due from broker for securities sold            144            -            -             -           144
      Total receivables                        213,165        6,657       63,376        57,888        85,244

        Total assets                        37,361,069    2,418,939    3,886,193    15,044,716    16,011,221

Liabilities:
  Cash overdraft                                 3,644            -            -             -         3,644
  Due to broker for securities purchased       102,701            -            -       102,701             -
    Total liabilities                          106,345            -            -       102,701         3,644

Net assets available for benefits          $37,254,724   $2,418,939   $3,886,193   $14,942,015   $16,007,577

                               The accompanying notes are an integral part of these financial statements.

                                    SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                  FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                        Active                          Inactive
                                                                                     Tredegar       Ethyl     First Colony
                                                        Short-Term   Government     Industries,  Corporation  Corporation
                                                        Investment   Obligations    Inc. Common    Common        Common
                                             Total         Fund          Fund       Stock Fund   Stock Fund    Stock Fund
Additions to net assets attributed to:
  Investment income:
    Interest                              $   303,690   $   52,400    $  244,943   $     4,062   $     1,788   $      497
    Dividends                                 563,037            -             -       239,503       302,351       21,183
    Net appreciation (depreciation) in
      the fair value of investments        (2,063,418)           -      (103,334)     (686,570)     (836,842)    (436,672)
                                           (1,196,691)      52,400       141,609      (443,005)     (532,703)    (414,992)
  Contributions:
    Employer                                2,027,054            -             -     2,027,054             -            -
    Participants                            4,195,214    2,061,716       912,920     1,220,578             -            -
                                            6,222,268    2,061,716       912,920     3,247,632             -            -
        Total additions                     5,025,577    2,114,116     1,054,529     2,804,627      (532,703)    (414,992)

Deductions from net assets attributed to:
  Administrative expenses (Note 7)             23,615        1,337         9,109         6,463         5,941          765
  Withdrawals paid to participating
      employees                             7,424,283    2,109,098     1,252,860     1,810,848     2,087,647      163,830
    Total deductions                        7,447,898    2,110,435     1,261,969     1,817,311     2,093,588      164,595


Intrafund transfers                                 -      (66,235)    1,084,684      (637,526)   (4,984,429)   4,603,506
  Net increase (decrease) for the year     (2,422,321)     (62,554)      877,244       349,790    (7,610,720)   4,023,919

Net assets available for benefits:

  Beginning of year                        37,254,724    2,418,939     3,886,193    14,942,015     16,007,577           -
  End of year                             $34,832,403   $2,356,385    $4,763,437   $15,291,805    $ 8,396,857  $4,023,919







                               The accompanying notes are an integral part of these financial statements.

                                       SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                  FOR THE YEAR ENDED DECEMBER 31, 1992

                                                                           Active                    Inactive
                                                                                       Tredegar       Ethyl
                                                          Short-Term   Government     Industries,  Corporation
                                                          Investment   Obligations    Inc. Common    Common
                                               Total         Fund          Fund       Stock Fund   Stock Fund
Additions to net assets attributed to:
  Investment income:
    Interest                                $   343,050   $   66,263    $  270,782   $     3,374    $     2,631
    Dividends                                   585,086            -             -       215,613        369,473
    Net appreciation (depreciation) in
      the fair value of investments           4,386,367            -      (105,567)    4,231,045        260,889
                                              5,314,503       66,263       165,215     4,450,032        632,993
  Contributions:
    Employer                                  1,751,332            -             -     1,751,332              -
    Participants                              3,637,874    1,924,120       749,435       964,319              -
                                              5,389,206    1,924,120       749,435     2,715,651              -
      Total additions                        10,703,709    1,990,383       914,650     7,165,683        632,993

Deductions from net assets attributed to:
  Administrative expenses (Note 7)               22,302         (712)        6,706         7,791          8,517
  Withdrawals paid to participating
    employees                                 8,249,086    2,200,880     1,515,129     1,652,424      2,880,653
      Total deductions                        8,271,388    2,200,168     1,521,835     1,660,215      2,889,170
                                              2,432,321     (209,785)     (607,185)    5,505,468     (2,256,177)

Intrafund transfers                                   -      (88,913)      428,706     1,594,964     (1,934,757)
  Net increase (decrease) for the year        2,432,321     (298,698)     (178,479)    7,100,432     (4,190,934)

Net assets available for benefits:

  Beginning of year                          34,822,403    2,717,637     4,064,672     7,841,583     20,198,511
  End of year                               $37,254,724   $2,418,939    $3,886,193   $14,942,015    $16,007,577

                               The accompanying notes are an integral part of these financial statements.

                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                  FOR THE YEAR ENDED DECEMBER 31, 1991

                                                                           Active                    Inactive
                                                                                       Tredegar       Ethyl
                                                          Short-Term   Government     Industries,  Corporation
                                                          Investment   Obligations    Inc. Common    Common
                                               Total         Fund          Fund       Stock Fund   Stock Fund
Additions to net assets attributed to:
  Investment income:
    Interest                                $   408,481   $  105,317    $  293,180    $    5,617    $     4,367
    Dividends                                   623,370            -             -       156,144        467,226
    Net appreciation (depreciation) in
      the fair value of investments           4,930,800            -        (7,788)    1,572,049      3,366,539
                                              5,962,651      105,317       285,392     1,733,810      3,838,132
  Contributions:
    Employer                                  2,095,381            -             -     2,095,381              -
    Participants                              4,197,744    2,248,493       855,776     1,093,475              -
                                              6,293,125    2,248,493       855,776     3,188,856              -
      Total additions                        12,255,776    2,353,810     1,141,168     4,922,666      3,838,132

Deductions from net assets attributed to:
  Administrative expenses (Note 7)               (4,746)      (1,689)          843           919         (4,819)
  Withdrawals paid to participating
    employees                                11,040,418    2,891,060     1,738,320     1,068,162      5,342,876
      Total deductions                       11,035,672    2,889,371     1,739,163     1,069,081      5,338,057
                                              1,220,104     (535,561)     (597,995)    3,853,585     (1,499,925)
Other increases (decreases):
  Intrafund transfers                                 -     (153,778)       98,700       398,872       (343,794)
  Merger of Film Products Plan into
    the Plan (Note 9)                         1,719,491      942,737        71,802        30,834        674,118
      Total other increases                   1,719,491      788,959       170,502       429,706        330,324

  Net increase (decrease) for the year        2,939,595      253,398      (427,493)    4,283,291     (1,169,601)

Net assets available for benefits:
  Beginning of year                          31,882,808    2,464,239     4,492,165     3,558,292     21,368,112
  End of year                               $34,822,403   $2,717,637    $4,064,672    $7,841,583    $20,198,511

                           The accompanying notes are an integral part of these financial statements.

                 SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                NOTES TO FINANCIAL STATEMENTS

                                      DECEMBER 31, 1993


1.     Summary of significant accounting policies

              General - Tredegar Industries, Inc. (Tredegar), which engages directly or through subsidiaries in plastics, aluminum and energy businesses, is a Virginia corporation that was organized in 1988 as a wholly owned subsidiary of Ethyl Corporation. On or about July 10, 1989 (Record Date), Ethyl Corporation distributed all of the outstanding shares of Tredegar common stock to the holders of common stock of Ethyl Corporation at the rate of one share of Tredegar common stock for every ten shares of Ethyl Corporation common stock held on the Record Date.

              The Savings Plan for the Employees of Tredegar Industries, Inc. (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989, and was approved by Ethyl Corporation, Tredegar's sole shareholder, on June 19, 1989. The Plan was effective as of July 1, 1989. In connection with the establishment of the Plan and the distribution of Tredegar's common stock, the accounts of Tredegar employees in the Savings Plan for the Employees of Ethyl Corporation (Ethyl Plan) were transferred to the Plan.

              The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan, however, because the benefits that participants are entitled to receive are always equal to the value of their account balances and, for that reason, the Plan is always fully funded. The value of a participant's account may change from time to time. Each participant assumes the risk of fluctuations in the value of his account.

              The accompanying financial statements of the Plan have been prepared in conformity with generally accepted accounting principles.

                 SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                NOTES TO FINANCIAL STATEMENTS

                                      DECEMBER 31, 1993


1.     Summary of significant accounting policies (Continued)

              Security valuation - Investments are stated at fair value determined as follows:

              Money market funds        -  market price which is
                                           equivalent to cost

              Common stocks             -  last published sale price
                                           on the New York Stock
                                           Exchange

              United States government
                obligations             -  last bid price

              Security transactions and related investment income - Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. Premiums and discounts on securities are not being amortized or accreted because the effect on the financial statements would not be significant and would have no effect on net asset values. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

2.     Description of Plan

              The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents which are available at Tredegar's main office at 1100 Boulders Parkway, Richmond, Virginia 23225.

                 SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                NOTES TO FINANCIAL STATEMENTS

                                      DECEMBER 31, 1993


3.     Contributions and investment options

              As of December 31, 1993 and 1992, there were 1,751 and 1,590 employees, respectively, participating in the Plan.
       Participation in each fund was as follows:

                                             Number of Participants
                                                  December 31,
                                                 1993       1992

       Short-Term Investment Fund                 933        859
       Government Obligations Fund                662        583
       Tredegar Industries, Inc. Common
         Stock Fund                             1,557      1,410
       Ethyl Corporation Common Stock Fund        505        577
       First Colony Corporation Common Stock
         Fund                                     503          -

              As of December 31, 1993 and 1992, 2,987 and 2,783
       employees, respectively, were eligible to participate in the Plan.

              Participants in the Plan currently may select a program for investment in the Short-Term Investment Fund, Government Obligations Fund or Tredegar Industries, Inc. Common Stock Fund, or in any combination thereof in even multiples of 10%. Each participant may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 10%. The contribution paid on behalf of the participant by Tredegar is equal to 50% of each participant's contribution. Contributions made by Tredegar are invested in the Tredegar Industries, Inc. Common Stock Fund.

              No additional contributions may be invested in either the Ethyl Corporation Common Stock Fund (which was an investment option under the Ethyl Plan) or the First Colony Corporation Common Stock Fund (which was created during 1993 as the result of a distribution to Ethyl Corporation stockholders). However, existing investments in these Funds may continue or the participants may direct the transfer of their investment in these Funds to the Government Obligations Fund or the Tredegar Industries, Inc. Common Stock Fund.

                 SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                NOTES TO FINANCIAL STATEMENTS

                                      DECEMBER 31, 1993


3.     Contributions and investment options (Continued)

              Investments in the Short-Term Investment Fund are selected by NationsBank (Trustee) from fund securities maturing within one year or revolving credit arrangements that are completely liquid investments. Investments in the other active funds are made primarily in United States government obligations and Tredegar common stock. Investments in the common stock of Ethyl Corporation and First Colony Corporation are now held until liquidation or distribution under the Plan. The United States government obligations selected for investment are United States Treasury notes or bills. The Trustee is permitted under the trust agreement to invest monies held by it until such time as the funds are invested in accordance with participants' directions or disbursed in accordance with the terms of the Plan. These permitted investments include certain commercial paper, variable notes, certificates of deposit, money market funds and obligations of or guaranteed by the government of the United States or any agency thereof.

              The cost basis assigned to the First Colony common stock received from the distribution by Ethyl Corporation was 31.62% of the cost basis of the Ethyl Corporation common stock. The market value of First Colony Corporation common stock on July 1, 1993 was $3,018,995 in excess of the cost basis assigned.

                                   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                                  NOTES TO FINANCIAL STATEMENTS

                                                        DECEMBER 31, 1993


4.     Investments

              The following table presents the fair value of investments (as determined by quoted market price) as of December 31, 1993 and 1992:

                                                    FAIR VALUE OF INVESTMENTS

                                                        December 31, 1993


                                          Number of shares
         Name of issuer and title       or units - principal
               of each issue             of bonds and notes      Cost     Fair Value (1)
       Money market funds:
         Nations Prime Portfolio
           Trust A                                           $ 2,957,885    $ 2,957,885

       Common stocks:
         Ethyl Corporation                      469,454        3,398,831      8,215,445
         First Colony Corporation               152,681        1,731,037      3,874,280
         Tredegar Industries, Inc.            1,002,252       12,156,658     15,033,780

       United States government
         obligations                         $4,400,000        4,481,344      4,443,296

           Total investments                                 $24,725,755    $34,524,686

       (1)    Investments are carried in the statement of net assets available for benefits at fair value.

                                   SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                                  NOTES TO FINANCIAL STATEMENTS

                                                        DECEMBER 31, 1993


4.     Investments (Continued)


                                                    FAIR VALUE OF INVESTMENTS

                                                        December 31, 1992


                                          Number of shares
         Name of issuer and title       or units - principal
               of each issue             of bonds and notes      Cost     Fair Value (1)
       Money market funds:
         Federated Treasury
           Obligations Fund                                  $    66,868    $    66,868
         Nations Prime Portfolio
           Trust A                                             2,509,360      2,509,360

       Common stocks:
         Ethyl Corporation                      556,366        5,879,436     15,925,977
         Tredegar Industries, Inc.              960,629       11,091,172     14,889,750

       United States government
         obligations                         $3,700,000        3,799,922      3,755,949

           Total investments                                 $23,346,758    $37,147,904

       (1)    Investments are carried in the statement of net assets available for benefits at fair value.

                 SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                NOTES TO FINANCIAL STATEMENTS

                                      DECEMBER 31, 1993


4.     Investments (Continued)

              Closing stock prices as of December 31, 1993 and 1992, were as follows:

                                                  1993      1992

       Ethyl Corporation common stock            $17.500   $28.625
       First Colony Corporation common stock      25.375         -
       Tredegar Industries, Inc. common stock     15.000    15.500

              During the years ended December 31, 1993 and 1992, the Plan's investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(2,063,418) and $4,386,367 as follows:

                                  Net change in fair value
                                             1993          1992

       United States government
         obligations                      $  (103,334)  $ (105,567)
       Tredegar Industries, Inc.
         common stock                        (686,570)   4,231,045
       Ethyl Corporation common stock        (836,842)     260,889
       First Colony Corporation common
         stock                               (436,672)           -

          Net change in fair value        $(2,063,418)  $4,386,367

5.     Federal income taxes

              The Plan is a defined contribution plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code). The Plan contains a cash or deferred arrangement that is designed to satisfy the requirements of Code Section 401(k). Generally, contributions (other than employee after-tax contributions) to the Plan and earnings on those contributions are not taxable until distributed from the Plan. Tredegar will request the Internal Revenue Service to issue a favorable determination letter concerning the form of the Plan under Code Section 401(a). Although there can be no assurance that the Internal Revenue Service will issue a favorable determination letter with respect to the Plan, Tredegar expects that it will do so.

                 SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                NOTES TO FINANCIAL STATEMENTS

                                      DECEMBER 31, 1993


6.     Annual Short-Term Investment Fund distribution

              The Plan provides that an annual distribution of 75% of each participant's interest in the Short-Term Investment
       Fund as of the end of the preceding plan year will be made as promptly as practicable after the beginning of the new plan year unless a participant elects to transfer this distribution to the Government Obligations Fund or the Tredegar Industries, Inc. Common Stock Fund. Annual distributions in the amount of $1,667,074, $1,623,524, and $1,825,784 were paid from the Short-Term Investment Fund in February 1994, February 1993 and January 1992, respectively. The remaining 25% is carried over in the Short-Term
       Investment Fund.

7.     Administrative expenses

              Effective January 1, 1990, Trustee expenses are borne by the Plan. All other expenses are borne by Tredegar.

8.     Forfeitures

              Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar's contributions throughout the year. Forfeitures were as follows:

                            1993                  $70,735
                            1992                   62,409
                            1991                   61,328


9.     Merger of plan

              The Savings Plan for the Employees of Tredegar Film
       Products (the Film Products Plan), a defined contribution plan, was merged into the Plan effective April 30, 1991.

                 SAVINGS PLAN FOR THE EMPLOYEES OF TREDEGAR INDUSTRIES, INC.

                                NOTES TO FINANCIAL STATEMENTS

                                      DECEMBER 31, 1993


10.    Subsequent event

              On February 17, 1994, the Ethyl Corporation announced it would distribute to its common shareholders all of the outstanding shares of its wholly owned subsidiary, Albemarle Corporation, a Virginia corporation. The distribution was made in the form of a tax-free spin-off to shareholders of record at the close of business on February 28, 1994. One share of Albemarle common stock was distributed on or about March 10, 1994, to Ethyl common shareholders for every two shares of Ethyl common stock held. The Plan received 232,294 shares of Albemarle common stock. The cost basis assigned to the Albemarle common stock received from the distribution by Ethyl Corporation was 34.99% of the cost basis of the Ethyl Corporation common stock. The market value of Albemarle common stock on March 10, 1994, was $1,810,202 in excess of the cost basis assigned.

                                        EXHIBIT INDEX


24.1          Consent of Independent Auditors